Filer and Investment Company Act File Number:
Hennessy Funds Trust (811-07168)

Filed Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
 Pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company and Investment Company Act File Number:
Professionally Managed Portfolios (811-05037)

Hennessy to Acquire the BP Capital TwinLine Funds

With the announcement to acquire the BP Capital TwinLine Funds, Hennessy to offer a suite of complementary energy‑related funds.

July 10, 2018 - Hennessy Advisors, Inc., the investment manager of the Hennessy Funds, today announced that it has signed a definitive agreement with BP Capital Fund Advisors, LLC to purchase the assets related to the management of the BP Capital TwinLine Energy Fund and the BP Capital TwinLine MLP Fund. The transaction is expected to be completed in the fourth calendar quarter of 2018.

Upon completion of the transaction, the BP Capital TwinLine Funds will be renamed to carry the Hennessy brand name, Hennessy Advisors will become the investment advisor of the Funds, and BP Capital will become the sub-advisor to the Funds. Portfolio Managers Toby Loftin, Trip Rodgers, and Tim Dumois will continue the day-to-day management of the Hennessy BP Energy Fund portfolio, and Toby Loftin, Ben Cook, and Anthony Riley will continue the day-to-day management of the Hennessy BP Midstream Fund portfolio, adhering to similar investment objectives.

Following the reorganization, the funds will be mapped as follows:

- BP Capital TwinLine Energy Fund Class A shares will be placed into Hennessy BP Energy Fund Investor Class shares

- BP Capital TwinLine Energy Fund Class I shares will be placed into Hennessy BP Energy Fund Institutional Class shares

- BP Capital TwinLine MLP Fund Class A shares will be placed into Hennessy BP Midstream Fund Investor Class shares

- BP Capital TwinLine MLP Fund Class I shares will be placed into Hennessy BP Midstream Fund Institutional Class shares

It is anticipated that the expense ratio of each Fund’s share class will be the same or slightly lower following the transaction. The expense waivers that are in place today with BP Capital Fund Advisors will remain in place with Hennessy Advisors for a minimum of two years following the transaction date.

Toby Loftin, Managing Principal of BP Capital Fund Advisors noted, “Neil Hennessy, Terry Nilsen and the team at Hennessy Advisors consistently demonstrate a commitment to the mutual fund business and to their shareholders. We are excited to join the Hennessy team, and we feel confident our shareholders will continue to receive both solid portfolio management and excellent shareholder service.”

Neil Hennessy, Chairman and CEO of Hennessy Advisors, Inc. and President and Chief Investment Officer of Hennessy Funds added, “With the addition of these two funds, inspired by legendary energy investor T. Boone Pickens, Hennessy will now offer a suite of complementary energy-related mutual funds. We look forward to welcoming BP Capital Fund Advisors to our team of skilled sub-advisors, and we are committed to a smooth transition for BP Funds’ shareholders into the Hennessy family of funds.”

The transaction is subject to customary closing conditions, including the approval of the Hennessy Funds’ Board of Trustees, the BP Funds’ Board of Trustees and the BP Funds’ shareholders. The transaction has been structured with the intention that it qualify, for federal income tax purposes, as a tax-free reorganization under the Internal Revenue Code of 1986, as amended. Therefore, shareholders of the Funds should not recognize any gain or loss for federal income tax purposes as a result of the transaction.

The tax information provided is not exhaustive. Investors must consult their tax advisor for advice and information concerning their particular situation. Neither the Funds nor any of its representatives may give tax advice.

References to other investment products should not be interpreted as an offer of these securities.
Energy-related companies are subject to specific risks, including, among others, fluctuations in commodity prices and consumer demand, substantial government regulation, and depletion of reserves.

The BP Capital TwinLine Energy Fund and BP Capital TwinLine MLP Fund are currently distributed by Foreside Distributors, LLC, which is not affiliated with BP Capital or Hennessy Advisors, Inc.

Hennessy Funds Trust will file a combined proxy statement and prospectus as part of a Registration Statement on Form N-14 with the Securities and Exchange Commission in connection with the proposed reorganization. The definitive combined proxy statement and prospectus (when available) will be sent to shareholders of the BP Capital TwinLine Energy Fund and the BP Capital TwinLine MLP Fund. Shareholders are urged to read the combined proxy statement and prospectus when it becomes available because it will contain important information about the proposed reorganization. The proxy statement and prospectus, as well as other relevant documents (when available), may be obtained free of charge from the SEC’s website at www.sec.gov or by calling 1-800-966-4354.

Investors should consider the investment objective, risks, charges, and expenses of the BP Funds carefully before investing. A prospectus with this and other information about the Funds may be obtained by calling 1 855-40-BPCAP (1-855-402-7227). Read the prospectus carefully before investing.